October 15, 2012
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Era Anagnosti

Re:	Keyuan Petrochemicals, Inc. Post Effective Amendment No.3 to Registration Statement on Form S-1 Filed September 26, 2012 File No. 333-170324

Dear Ms. Anagnosti:

This letter is provided in response to your letter dated October 9, 2012 regarding the above-referenced filings of our client, Keyuan Petrochemicals, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

Signatures, page 130

1.
Please include the name of the company as a signatory to the registration statement.The name of the company should precede the signatures of the CEO and CFO signing on behalf of the company.  Refer to Instruction 1 to Signature in Form S-1.

Response: Pursuant to your comment, we have included the name of the Company as a signatory to the registration statement on page 130.

Exhibits

2.
Please list the XBRL-related documents as exhibits in the exhibit index. Refer to Item 601(b)(100) of Regulation S-K.

Response: Pursuant to your comment, we have listed the XBRL-related documents as exhibits in the exhibit index on page 128.

Exhibit 5.1

3.
Please revise the description of this exhibit in the exhibit index to indicate that it is the legal opinion of counsel.

Response: Pursuant to your comment, we have revised the description of Exhibit 5.1 to the registration statement as Legal Opinon of Hunter Taubman Weiss LLP. on page 126.

4.
With respect to the 4,720,182 outstanding shares of common stock being offered by the selling stockholders, please have counsel revise the second paragraph of its opinion to state that these shares are legally issued, fully paid and non-assessable. Please refer to Section II. B.2(h) of Legal Staff Bulletin No. 19 dated October 14, 2011.

Response: Pursuant to your comment, the counsel has revised the second paragraph of its opinion to state that the 4,720,182 outstanding shares of common stock are legally issued, fully paid and non-assessable.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

HUNTER TAUBMAN WEISS

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

Cc: Chunfeng Tao